UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
HP Inc.
(Exact name of the registrant as specified in its charter)

DELAWARE	1-4423	94-1081436
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1501 PAGE MILL ROAD, PALO ALTO, CA	94304
(Address of principal executive offices)	(Zip Code)
Ruairidh Ross
Deputy General Counsel and Assistant Secretary
(650) 857-1501
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report
HP Inc. (“HP”) is a leading global provider of personal computing and other access devices, imaging and printing products, and related technologies, solutions and services. HP sells to individual consumers, small- and medium-sized businesses and large enterprises, including customers in the government, health and education sectors. Unless otherwise specified or unless the context otherwise requires, references to “HP,” “we,” “us” or “our” refer to HP Inc. and its consolidated subsidiaries. Terms or phrases that are italicized the first time they appear have the meanings given in Item 1.01 of Form SD.

We have a long-standing commitment to sustainability. As part of our commitment, we expect our suppliers to conduct their worldwide operations in a socially and environmentally responsible manner pursuant to HP’s Supply Chain Social and Environmental Responsibility Policy. In 2011, we added to this policy a section on conflict minerals. We engage in ongoing supplier outreach and communications regarding the substance of our conflict minerals policy, our expectations of suppliers with respect to conflict minerals, and our objective of responsible mineral sourcing. The policy is available on our website at http://h20195.www2.hp.com/V2/GetDocument.aspx?docname=c04797682.

Conflict Minerals Disclosure
Reasonable Country of Origin Inquiry
We conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any conflict minerals in our 2016 products originated in the Democratic Republic of Congo or adjoining countries (the “Covered Countries”), or were conflict minerals from recycled or scrap sources. To make this determination, downstream companies like HP must obtain and review sourcing information on the entities reported to provide conflict minerals necessary to functionality or production (“necessary conflict minerals”) contained in our products in the form of gold and the derivatives tin, tantalum, and tungsten (collectively, “3TG”). We asked our direct suppliers (who in turn asked their suppliers) to provide us with relevant information and to report to us the entities that were providing necessary conflict minerals to them or their suppliers. HP social and environmental responsibility requirements for suppliers, which include conflict minerals due diligence and reporting obligations, are incorporated into HP’s contracts with direct suppliers.

Our RCOI included:

•	surveying 717 of our direct suppliers from which we identified 214 direct suppliers of materials, parts, components or products containing necessary conflict minerals (“3TG Direct Suppliers”);

•
requiring that 3TG Direct Suppliers use the Conflict Free Sourcing Initiative (“CFSI”) Conflict Minerals Reporting Template (the “Template”) to obtain and provide to us information from their supply chains regarding relevant entities and the origin of necessary conflict minerals sourced by these entities;

•
conducting follow-up with 3TG Direct Suppliers with analysis of their submissions compared to our criteria, specifying deficiencies to be corrected in their responses, if necessary, to clarify, update or complete information reported to us so that it meets our expectations;

•	providing training and education to support 3TG Direct Suppliers in completing the Template;

•	obtaining acceptable responses from 3TG Direct Suppliers, estimated to represent more than 98% of our 2016 spend with such suppliers;

•	reviewing any information on countries of origin or recycled and scrap sourcing available through our membership in CFSI (member ID: HPQQ) for reported entities; and

•
engaging an external expert consultant to review other publicly available information to assist us in determining whether or not reported entities may have sourced from the Covered Countries or may source only conflict minerals from recycled or scrap sources.

We compared all entities reported to us by our 3TG Direct Suppliers against the CFSI list of smelters, refiners, recyclers or scrap processors of conflict minerals in order to identify the 311 entities providing necessary conflict minerals that were reported to be in our supply chain (collectively, the “3TG facilities”). Of the 311 3TG facilities, we reasonably believe that 49 exclusively provided conflict minerals from recycled or scrap sources and 179 did not source conflict minerals from the Covered Countries, leaving 83 facilities for due diligence.

For 2016, we determined with respect to our products containing necessary conflict minerals that we know or have reason to believe that some of the necessary conflict minerals from those 83 3TG facilities originated or may have originated in the Covered Countries and may not be conflict minerals from recycled or scrap sources. Accordingly, we conducted due diligence on the source and chain of custody of necessary conflict minerals from the 83 3TG facilities and have prepared the Conflict Minerals Report attached hereto as Exhibit 1.01.

Attachment A to the Conflict Minerals Report includes the countries from which the 311 supplier-reported 3TG facilities may have sourced necessary conflict minerals.

A copy of the Conflict Minerals Report filed for the calendar year ended December 31, 2016 is publicly available electronically at http://www8.hp.com/us/en/pdf/sustainability/conflictminerals.pdf.

Item 1.02     Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2016 is filed as Exhibit 1.01 hereto.

Section 2 — Exhibits

Item 2.01     Exhibits

Exhibit 1.01     Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HP INC.

May 25, 2017	By:	/s/ Kim M. Rivera
	Name:	Kim M. Rivera
	Title:	Chief Legal Officer, General Counsel and Secretary